FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 28, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby submits the materials to be provided to security holders in connection with annual general shareholders’ meeting held on June 22, 2004.

1. Notification to shareholders on General shareholders’ meeting

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company” or “WBD Foods OJSC”), with its address at: Yauzsky bulvar, d. 16/15, room 306, Moscow 109028, Russian Federation, hereby notifies shareholders of WBD Foods OJSC of an annual general meeting of shareholders of WBD Foods OJSC in assembly form (joint attendance of shareholders).

Agenda of the General Meeting of Shareholders:

1.                    Election of the members of the Counting Committee.

2.                    Ratification of the annual report and annual financial statements, including the income statement, and distribution of the Company’s profit-including payment (declaration) of dividends-and losses of the Company for the financial year.

3.                    Approval of the Company’s auditor for 2004.

4.                    Approval of a new version of the Bylaw on the Board of Directors.

5.                    Election of members of the Company’s Board of Directors.

6.                    Election of members of the Company’s Audit Committee.

7.                    Concerning remuneration and reimbursement of expenses of members of the Board of Directors.

8.                    Concerning approval of transactions involving interested parties.

Date of the meeting: June 22, 2004;

Time of the meeting: registration of shareholders to start at 10:00 a.m. Moscow time; meeting to start at 11:15 a.m. Moscow time.

Place of the meeting: Yauzsky bulvar, d. 16/15, room 306, Moscow 109028, Russian Federation.

Form of the meeting: assembly (joint attendance of shareholders).

Date of preparation of the list of persons entitled to participate in the annual general meeting of shareholders: May 05, 2004 (at the end of the registrar’s business day).

Registration of shareholders (or their representatives) to participate in the annual general meeting of shareholders will be held on the date of the meeting, from 10:00 a.m. Moscow time at the following address: Yauzsky bulvar, d. 16/15, room 306, Moscow, Russian Federation.

Registrants must present documentary proof of identify, as well as documents confirming their authority: a power of attorney and/or other documents in accordance with current legislation of the Russian Federation.

Voting on agenda items will be conducted by ballot papers.

Shareholders of the Company may acquaint themselves with the materials to be provided to them in preparation for the annual general meeting of shareholders of the Company and obtain copies of such materials at the following address: Yauzsky bulvar, d. 16/15, room 306, Moscow 109028, Russian Federation, on business days from 9:00 a.m. to 4:00 p.m. Moscow time.

Board of Directors of WBD Foods OJSC

2. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item, “Election of members of the Counting Committee”

1.1. Be it resolved that a Counting Committee composed of five members be elected as follows: O. M. Limonova, N. Yu. Nosova, I. M. Kolesnikov, E. S. Soltnseva, I. A. Tyusina.

2. On the second agenda item, “Ratification of the annual report and annual financial statements, including the income statement, and distribution of the Company’s profit—including payment (declaration) of dividends—and losses of the Company for the financial year”.

Be it resolved:

2.1.                    That the annual report of WBD Foods, prepared on the basis of accounting records for 2003 kept according to Russian standards, be approved.

2.2.                That the annual financial statements for 2003, including the income statement of WBD Foods, be approved.

2.3.                That the net profit reflected in the financial statements for 2003 prepared according to Russian standards be allocated as follows:

•                           5% of the net profit, in the amount of 4,713,159 rubles 30 kopecks will be contributed to the reserve fund;

•                           the remainder of the net profit, in the amount of 89,550,026 rubles 61 kopecks, will remain undistributed.

3. On the third agenda item, “Approval of the Company’s auditor for 2004”

3.1. For purposes of verifying the financial and business activities of WBD Foods in accordance with legal acts of the Russian Federation, be it resolved that Ernst and Young Vneshaudit Closed Joint Stock Company (Russian Ministry of Finance license No E003246) be proposed to the Company’s general meeting of shareholders for approval as the Company’s auditor for 2004.

4. On the fourth agenda item, “Approval of a new version of the Bylaw on the Board of Directors”

4.1. Be it resolved that a new version of the Bylaw on the Board of Directors of WBD Foods (attached) be approved.

5. On the fifth agenda item, “Election of the members of the Company’s Board of Directors”

5.1. Be it resolved that the members of the Company’s Board of Directors be elected as follows: 1. Guy de Selliers, 2. M. V. Dubinin, 3. Michael O’Neill, 4. A. S. Orlov, 5. S. A. Plastinin, 6. V. A. Tutelyan, 7. V. N. Sherbak, 8. D. Iakobachvili, 9. E. G. Yasin, and 10. E. Linwood (Tip) Tipton.

6. On the sixth agenda item, “Election of the members of the Company’s Audit Committee”

6.1. Be it resolved that the members of the Company’s Audit Committee be elected as follows: I. N. Bocharova, E. V. Kuznetsova, N. N. Kolesnikova, M. A. Naumova, N. V. Romanova, and E. V. Smirnova.

7. On the seventh item, “Concerning remuneration and reimbursement of expenses of members of the Board of Directors”

7.1. Be it resolved that members of the Board of Directors during the period of performance of their duties (participation in meetings of the Board of Directors and the work of Committees of the Board of Directors) be paid remuneration and receive reimbursement of expenses associated with their performance of the functions of members of the Board of Directors in the proposed amount and manner.

8. On the eighth agenda time, “Concerning approval of transactions involving interested parties”

8.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

1. Tsaritsino Dairy OJSC (“Seller”) will sell, and WBD Foods OJSC (“Buyer”) will accept and pay for 26,410 (twenty-six thousand four hundred ten) registered common shares in Lianozovo Dairy OJSC at a price of 10,629 to 11,000 rubles per share.

2. Indemnification Agreements between WBD Foods OJSC and each of the following individuals - officials of WBD Foods OJSC, severally: members of the Board of Directors of WBD Foods OJSC Guy de Selliers, Dubinin M.V., Michael O’Neill, Orlov A.S., Plastinin S.A., Tutelyan V.A., Sherbak V.N., Iakobachvili D., Yasin E.G., E. Linwood Tipton, (a candidate for directors), and members of the Management Board of WBD Foods OJSC - Byrdin M.O., Preobrazhensky V.V., Yadegar J., Maliutin A.E., in compliance with which agreements the officials listed above are held harmless against any costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods OJSC (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries: members of the Board of Directors of WBD Foods OJSC Guy de Selliers, Dubinin M.V., Michael O’Neill, Orlov A.S., Plastinin S.A., Tutelyan V.A., Sherbak V.N., Iakobachvili D., Yasin E.G., E. Linwood Tipton, (a candidate for directors), and members of the Management Board of WBD Foods OJSC - Byrdin M.O., Preobrazhensky V.V., Yadegar J., Maliutin A.E.)

3. Agreements on indemnification of court expenses between WBD Foods OJSC and each of the following individuals - officials of WBD Foods OJSC, severally: members of the Board of Directors of WBD Foods OJSC Dubinin M.V., Orlov A.S., Plastinin S.A., Tutelyan V.A., Sherbak V.N., Yasin E.G., and members of the Management Board of WBD Foods OJSC Byrdin M.O., Preobrazhensky V.V., Maliutin A.E., in compliance with which agreements WBD Foods OJSC agrees to indemnify the officials listed above for all costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods OJSC (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries: members of the Board of Directors of WBD Foods OJSC Dubinin M.V., Orlov A.S., Plastinin S.A., Tutelyan V.A., Sherbak V.N., Yasin E.G., and members of the Management Board of WBD Foods OJSC Byrdin M.O., Preobrazhensky V.V., Maliutin A.E.).

4.  A promissory note whereby Baltic Milk Dairy  OJSC (the “Promisor”) unconditionally agrees to pay WBD Foods OJSC (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 287 789 060, 24, together with interest on the said amount at  9,5% per annum. (Beneficiary: Baltic Milk Dairy OJSC).

5.  A promissory note whereby Rubtsovsk Dairy  CJSC (the “Promisor”) unconditionally agrees to pay WBD Foods OJSC (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 236 248 439,45 together with interest on the said amount at  9,5% per annum. (Beneficiary: Rubtsovsk Dairy  CJSC).

6.  A promissory note whereby Lianozovo Dairy  OJSC (the “Promisor”) unconditionally agrees to pay WBD Foods OJSC (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 1 974 805 291,11 together with interest on the said amount at  9,5% per annum. (Beneficiary: Lianozovo Dairy  OJSC).

7. Guarantee agreement whereby WBD Foods OJSC guarantees to «Commercebank» CJSC the performance by LMK OJSC of its monetary obligations under a Credit Facility Opening Agreement between LMK OJSC and «Commercebank» CJSC for an amount of US$ 10 000 000, together with interest accrued to the said amount, at the rate of not higher than 10.5% per annum. (Beneficiary: LMK OJSC).

8. Guarantee agreement whereby WBD Foods OJSC guarantees to «Sberbank» OJSC the performance by LMK OJSC of its monetary obligations under a Credit Facility Opening Agreement between LMK OJSC and «Sberbank RF» OJSC for an amount of US$ 35 000 000, together with interest accrued to the said amount, at the rate of not higher than 13.5% per annum. (Beneficiary: LMK OJSC).

1.3. For the purposes of encouraging the employees of WBD Foods OJSC and third parties (the list is enclosed), who are not members of the Board of Directors and/or the Management Board of WBD Foods OJSC, to continue to discharge their work responsibilities (to render services, to execute works) during their current term of office (rendering of services, execution of works), as well as during any future term of office (rendering of services, execution of works), to which an employee may be elected or appointed (which a third party is executing, rendering), as well as for the purposes of their discharge of their responsibilities or commitments in the best way from the point of view of such employee (third party), without unnecessary concern about possible suits with respect to their personal liability, to  approve the following agreements between WBD Foods OJSC and the employees (third parties) included in the lists:

1.Indemnification Agreements, in compliance with which the employees (third parties) mentioned in the list shall be held harmless against all costs and expenses incurred by the above mentioned individuals in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned individuals of their responsibilities (rendering of services, execution of works), or resulting from the discharge of such responsibilities (rendering of services, execution of works).

2. Agreements on indemnification of court expenses, in compliance with which WBD Foods OJSC agrees to indemnify the employees (third parties) included in the list for all costs and expenses incurred by the above mentioned individuals (third parties) in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned individuals of their responsibilities (rendering of services, execution of works), or resulting from the discharge of such responsibilities (rendering of services, execution of works).

3. INFORMATION ON CANDIDATES FOR THE COUNTING COMMITTEE OF WBD FOODS

1. Solntseva, Evgeniya Solomonovna

Position in the issuing company: Director of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Lianozovo Dairy OJSC	Chief Securities Specialist

2. Tyusina, Irina Anatolievna

Position in the issuing company: Senior Specialist of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Lianozovo Dairy OJSC	Securities Specialist
Karasuk Dairy SCJSC	Senior Securities Specialist

3. Nosova, Natalya Yurievna

Position in the issuing company: Specialist of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Rubtsovsk Dairy CJSC	Securities Specialist
Depsona CJSC	Securities Specialist

4. Limonova, Olga Mikhailovna

Position in the issuing company: Principal Specialist of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations: none

5. Kolesnikov, Ilya Mikhailovich

Position in the issuing company: Legal Consultant

Positions in other organizations: none

4. INFORMATION CANDIDATES FOR THE BOARD OF DIRECTORS OF WBD FOODS

1. de Selliers, Guy

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
HB Advisers (UK)	Chairman
Shatura Furniture	Member of the Board of Directors
Norilsk Nickel OJSC	Member of the Board of Directors

2. Dubinin, Mikhail Vladimirovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position

Lianozovo Dairy OJSC	Member of the Board of Directors
Timashevsk Dairy OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Burin Dried Milk Plant	Member of the Board of Directors
Children’s Dairy Products Factory OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Karasuk Dairy SCJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Rubtsovsk Dairy CJSC	Member of the Board of Directors

3. O’Neill, Michael

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
The Coca-Cola Company	Consultant
Efes Brewers International	Member of the Board of Directors
Perekrestok	Member of the Board of Directors
Efes Invest	Member of the Board of Directors

4. Orlov, Aleksandr Sergeevich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Lianozovo Dairy OJSC	Member of the Board of Directors
Novokuibyshevskmoloko OJSC	Member of the Board of Directors
Dairy OJSC	Member of the Board of Directors
Burin Dried Milk Plant CJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Volga Brewery OJSC	Member of the Board of Directors
Children’s Dairy Products Factory OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy OJSC	Member of the Board of Directors

Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Moskvoretsky Brewery OJSC	Member of the Board of Directors
Ufamolagroprom OJSC	Member of the Supervisory Board
Gulkevichi Creamery CJSC	Member of the Board of Directors
Rubtsovsk Dairy CJSC	Member of the Board of Directors

5. Plastinin, Sergei Arkadievich

Position in the issuing company: Member of the Board of Directors, Chairman of the Management Board

Positions in other organizations:

Organization	Position
ISSA Experimental Association LLC	General Director
Rodnik Production and Analytical Group CJSC	Executive Director
Lianozovo Dairy OJSC	Advisor to the Executive Director, Member of the Board of Directors
Dairy OJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Vladivostok Dairy OJSC	Member of the Board of Directors
Volga Brewery OJSC	Member of the Board of Directors
Ramenskoye Dairy OJSC	Member of the Board of Directors
Children’s Dairy Products Factory OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy OJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Moskvoretsky Brewery OJSC	Member of the Board of Directors
Ufamolagroprom OJSC	Member of the Supervisory Board
Rubtsovsk Dairy CJSC	Member of the Board of Directors
Novokuibyshevskmoloko OJSC	Member of the Board of Directors
Karasuk Milk SCJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors

6. Tutelyan, Viktor Aleksandrovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Institute of Nutrition of the Russian Academy of Medical Sciences	Director

7. Sherbak, Vladimir Nikolaevich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations: none

8. Iakobachvili, David

Position in the issuing company: Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
Ufamolagroprom OJSC	Member of the Supervisory Board
Dairy OJSC	Member of the Board of Directors
Children’s Dairy Products Factory OJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors

Ramenskoye Dairy OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy OJSC	Member of the Board of Directors
Vladivostok Dairy OJSC	Member of the Board of Directors
Auto 40 CJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Volga Brewery OJSC	Member of the Board of Directors
Moskvoretsky Brewery OJSC	Member of the Board of Directors
Novokuibyshevskmoloko OJSC	Member of the Board of Directors
Rubtsovsk Dairy CJSC	Member of the Board of Directors
Airport Financial Services Limited	Director
Metelitsa-Club CJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Lianozovo Dairy OJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors

9. Yasin, Evgeny Grigorievich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Moscow State University – Higher School of Economics	Scientific Adviser

10. Tipton, E. Linwood

Position in the issuing company: Member of the Board of Directors

Positions in other organizations: none

5. INFORMATION ON CANDIDATES FOR THE AUDIT COMMITTEE OF WBD FOODS

1. Bocharova, Inna Nikolaevna

Position in the issuing company:

Financial and Business Analyst of the Internal Audit Service

Positions in other organizations: none

2. Gorshechnikova, Elena Vasilievna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations: none

3. Kuznetsova, Elena Borisovna

Position in the issuing company:

Director of the Internal Audit Service

Positions in other organizations: none

4. Kolesnikova, Natalya Nikolaevna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations: none

5. Romanova, Natalya Viktorovna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations:

Organization	Position
Moscow State Industrial University	Acting Assistant Professor

6. Smirnova, Elena Vladimirovna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations: none

7.  Naumova, Marina Aleksandrovna

Position in the issuing company:

Financial and Business Analyst of the Internal Audit Service

Positions in other organizations: none

6. Draft resolution of the General Meeting of Shareholders on agenda item: “Concerning remuneration and reimbursement of expenses of members of the Board of Directors”

1. Annual remuneration for members of the Board of Directors in connection with their participation in meetings of the Board of Directors is set at the equivalent of USD 50,000 (fifty thousand U.S. dollars) (exclusive of taxes payable in accordance with Russian Federation legislation). Remuneration for members of the Board of Directors in connection with their participation in the work of the Committees of the Board of Directors will be paid in the following amounts (exclusive of taxes payable in accordance with Russian Federation legislation):

•                  USD 3,000 to each member of the Personnel and Compensation Committee and the Investment and Strategic Planning Committee;

•                  USD 5,000 to each member of the Audit Committee

for participation in each planned direct meeting of the Committee.

Remuneration for participation in the work of Committees of the Board of Directors shall be paid for results of the preceding half-year no later than July 20 and January 20, respectively.

Annual remuneration for the Chairman of the Board of Directors is set at the equivalent of USD 300,000 (three hundred thousand U.S. dollars) (exclusive of taxes payable in accordance with Russian Federation legislation). The remuneration of the Chairman and members of the Board of Directors (except remuneration for participation in the work of Committees of the Board of Directors) shall be calculated pro rata to the annual remuneration specified in this section for the period from the time of election of the member (or Chairman) of the Board of Directors to the time of termination of his powers, and shall be paid in equal installments twice per calendar year no later than July 20 and January 20, respectively.

2. Members of the Board of Directors residing away from the location of a meeting of the Board of Directors shall be entitled to reimbursement of the following expenses associated with their activity on the Board of Directors:

2.1.                transportation to and from the location of the meeting of the Board of Directors (air travel in business-class or first-class (for transoceanic flights and flights from Singapore)) shall be paid;

2.2.                              a standard room in a five-star hotel and dining at the hotel shall be paid for the time necessary for participation in the meeting of the Board of Directors.

3. All members of the Board of Directors shall be entitled to receive reimbursement of other expenses associated with performance of the functions of members of the Board of Directors, to a maximum of USD 2,000 (two thousand U.S. dollars) per year.

4. When a member of the Board of Directors travels from another city to participate in a meeting of the Board of Directors being held in Moscow, it shall be arranged that such member be met at the airport and depart through the VIP lounge (if the airport has a VIP lounge).

7. On the fourth agenda item, “Approval of a new version of the Bylaw on the Board of Directors”

Be it resolved that a new version of the Bylaw on the Board of Directors of WBD Foods (attached) be approved.

“8.1. Pursuant to a resolution of the general meeting of shareholders, members of the Board of Directors during the period of performance of their duties (participation in meetings of the Board of Directors and the work of Committees of the Board of Directors) shall be paid remuneration and receive reimbursement for expenses associated with their performance of the functions of members of the Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	May 28, 2004